

September 7, 2012

Via E-mail
Mr. Kevin G. Fitzgerald
Principal Financial Officer
Murphy Oil Corporation
200 Peach Street
El Dorado, Arkansas 71721

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 1

Exhibit 13 - Annual Report to Security Holders (incorporated by reference)

Exploration and Production Statistical Summary, page 5

1.   We note that you have combined amounts pertaining to crude oil and natural gas liquids in disclosing production quantities and average sales prices on page 5 of Exhibit 13; also in disclosing reserve information on pages 8 and F-48 of the Form 10-K. Please explain how you determined that the requirements of Item 1204 of Regulation S-K, to disclose production and prices by final product sold, of oil, gas, and other products, also the requirements of FASB ASC 932-235-50-4, to separately disclose reserves of natural gas liquids if significant, did not preclude these combined presentations. As part of your

response, submit details of the production and sale quantities of natural gas liquids and their impact on revenues by geographic location for all periods; also a schedule showing the information on page F-48 for crude oil and natural gas liquids separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief